UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Geeknet, Inc.

(Name of Subject Company)

Geeknet, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36846Q203

(CUSIP Number of Class of Securities)

Kathryn K. McCarthy

President, Chief Executive Officer

11216 Waples Mill Rd., Suite 103

Fairfax, Virginia 22030

(877) 433-5638

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Geeknet, Inc., a Delaware corporation (“Geeknet” or the “Company”). The address of the Company’s principal executive office is 11216 Waples Mill Rd., Suite 103, Fairfax, VA 22030. The telephone number of the Company’s principal executive office is (877) 433-5638.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.001 per share (the “Shares”). As of June 10, 2015, there were 7,026,742 Shares issued (including those Shares in Treasury) and 6,738,082 Shares outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, that is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Gadget Acquisition, Inc. (“Acquisition Sub”), a Delaware corporation and direct wholly owned subsidiary of GameStop Corp. (“GameStop”), a Delaware corporation, to purchase all of the outstanding Shares at a price per Share equal to $20.00 (the “Offer Price”), net to the seller in cash, without interest, and subject to any deduction or withholding of any applicable taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Acquisition Sub and GameStop with the Securities and Exchange Commission (the “SEC”) on June 15, 2015. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 1, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, GameStop and Acquisition Sub. Following the consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Acquisition Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as a wholly owned subsidiary of GameStop (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than (i) Shares directly or indirectly owned by GameStop, the Company (including Shares held as treasury stock or otherwise) or Acquisition Sub and (ii) Shares held by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be converted into the right to receive an amount equal to the Offer Price in cash, without interest and less any applicable taxes required to be withheld.

Acquisition Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on June 15, 2015. Subject to the terms and conditions of the Merger

Agreement and the Offer, the Offer shall initially be scheduled to expire at 11:59 p.m., New York City time, at the end of the day on July 13, 2015, the date that is twenty (20) business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of GameStop and Acquisition Sub are located at 625 Westport Parkway, Grapevine, Texas 76051.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) GameStop or its respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and GameStop.

Merger Agreement

The summary of the Merger Agreement contained in section 11 “—The Merger Agreement; Other Agreements” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights among the Company, GameStop and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to GameStop and Acquisition Sub in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, GameStop and Acquisition Sub, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, GameStop and Acquisition Sub, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Offer or the Merger, as the case may be).

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On December 18, 2014, the Company and GameStop entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which, GameStop and its affiliates agreed, subject to certain limitations, to keep confidential certain non-public information about the other party in connection with the consideration of a possible transaction between GameStop and the Company. The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements between GameStop, Acquisition Sub and the Company’s Executive Officers, Directors and Affiliates.

Pursuant to the terms of the Merger Agreement, GameStop’s and Acquisition Sub’s willingness to enter into the Merger Agreement is subject to the condition that certain stockholders of the Company deliver tender and support agreements to GameStop and Acquisition Sub in which they agree to tender all Shares beneficially owned by them into the Offer.

On June 1, 2015, Kenneth G. Langone and Eric Semler (each a “Stockholder”), each entered into a Tender and Support Agreement with GameStop and Acquisition Sub. Pursuant to the terms of the Tender and Support Agreement, the stockholders agree to, unless the Offer is earlier terminated or withdrawn by Acquisition Sub, duly tender the Shares beneficially held by them, or cause their respective Shares to be duly tendered, into the Offer promptly following, and, in any event, no later than the tenth (10th) business day following Stockholder’s receipt of the Offer Documents, in accordance with the procedures set forth in the Offer Documents, free and clear of all liens and not to withdraw them unless and until (i) the date that the Offer is terminated, withdrawn or expired or (ii) the termination of the Merger Agreement or the Support Agreement or (iii) there has been and remains in effect a Company Adverse Recommendation Change. Further, the Stockholders waived any rights of appraisal or rights to dissent from the Merger that they may have and agreed to vote all Shares beneficially owned or controlled in favor of the Merger and the Merger Agreement and the other transactions contemplated by the Merger Agreement. The foregoing summary of the provisions of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company’s Board of Directors (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Effect of the Merger on Company Shares, Equity-Based Incentive Awards and Company ESPP

Certain directors and executive officers of the Company hold outstanding Company Shares, Company stock options, Company restricted Shares, Company restricted stock units and/or participate in the Company’s employee stock purchase plan.

Shares

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, at the Offer acceptance time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.

Equity-Based Incentive Awards

Stock Options

Pursuant to the Merger Agreement, each Company stock option outstanding whether vested or unvested immediately prior to the Effective Time, shall, automatically and without any required action on the part of the holder thereof, be cancelled and terminated. Each Company Stock Option with a per share exercise price that is less than the Merger Consideration will be converted into only the right to receive an amount in cash equal to the product of (i) the positive difference, if any, of the Merger Consideration minus the exercise price per share of such Company Stock Option, multiplied by (ii) the number of shares of Common Stock issuable upon the exercise of such Company Stock Option as of immediately prior to the Effective Time. The amount will be paid as soon as reasonably practicable following the Effective Time and in no event later than five (5) business days after the Effective Time.

Each Company Stock Option with an exercise price per share that is equal to or greater than the Merger Consideration shall be cancelled and terminated without any cash or other payment being made in respect thereof.

Restricted Shares

Pursuant to the Merger Agreement, each Share, if any, subject to vesting, repurchase or other restrictions pursuant to the Company Stock Plan (“Company Restricted Share”) outstanding immediately prior to the Effective Time will vest in full and will become free of restrictions and any repurchase rights will lapse and the holder thereof will be entitled to receive only the Merger Consideration with respect to each such Company Restricted Share. As of the date hereof, there are no outstanding Company Restricted Shares.

Restricted Stock Units

Pursuant to the Merger Agreement, each compensatory stock unit with respect to a share of Company Stock subject to vesting, repurchase or other restrictions pursuant to the Company Stock Plan including any deferred compensatory stock unit (“Company RSU”), outstanding immediately prior to the Effective Time will vest in full and will become free of restrictions and any repurchase rights will lapse, and the holder of any Company RSU (whether vested prior to the Effective Time or as a result thereof) will be entitled to receive only an amount in cash equal to the product of (i) the Merger Consideration multiplied by (ii) the number of shares of Company Stock subject to such Company RSU as of immediately prior to the Effective Time.

To the extent that any such Company RSU is outstanding and vested as of the Effective Time, the cash payment in respect of such Company RSU will be settled, in no event, later than five (5) business days after the Effective Time.

Company Employee Stock Purchase Plan

Under the Merger Agreement, the Company is obligated to take such actions as may be necessary under the Company’s 2012 Employee Stock Purchase Plan (“ESPP”) to (i) cause the Offering Period (as defined in the ESPP) in progress immediately prior to the Effective Time to end in accordance with Section 19c of the ESPP and all options outstanding as of the end of such Offering Period to be exercised in accordance with the terms of the ESPP; and (ii) to terminate the ESPP no later than the business day immediately preceding the date of the closing of the Merger (the “Closing Date”).

Employment Agreements

The Company is party to an employment agreement with Kathryn McCarthy and an offer letter with Julie Pangelinan that provide for the severance payments and benefits described below upon a termination of employment by the Company without cause or, with respect to Kathryn McCarthy for good reason within twelve (12) months following a change in control (a “qualifying termination”).

Upon a qualifying termination, subject to the applicable executive officer executing and not revoking an effective release of claims in favor of the Company, each executive officer would become entitled to the following:

•	an amount equal to six (6) months of base salary, payable in substantially equal semi-monthly installments; and

•	subject to the executive electing such coverage, Company-paid medical, dental and/or vision coverage under COBRA for up to six (6) months;

In addition, Ms. McCarthy’s agreement also provides her with (i) the payment of any earned quarterly bonus for the quarter in which the termination occurs and (ii) the vesting of any outstanding equity awards with options to remain exercisable for up to ninety (90) days following her termination, but as of the date hereof, the Company’s quarterly bonus program has been discontinued and Ms. McCarthy does not have any unvested equity awards or outstanding stock options. Ms. McCarthy’s agreement also provides that any “golden parachute” payments subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) will be reduced to the maximum amount that does not trigger the “golden parachute” excise tax unless the executive officer would be better off (on an after-tax basis) receiving all payments and benefits due and paying all applicable excise and income taxes.

For an estimate of the value of the payments and benefits described above that would become payable under the arrangements with each of the Company’s named executive officers in the event of a qualifying termination, as well as the payments with respect to equity awards, see “—Information Regarding Golden Parachute Compensation” and the assumptions set forth under that subheading below. “Executive Officer and Director Arrangements Following the Merger”

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers has entered into any agreements or arrangements with GameStop, the Company or their respective affiliates regarding continued service with GameStop, the Company or their respective affiliates after the Effective Time, it is possible that GameStop, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Continuing Employee Benefits

Pursuant to the Merger Agreement, GameStop agreed that each Company employee who continues to be employed by GameStop or its subsidiaries (including the Surviving Corporation and its subsidiaries) immediately following the Effective Time (each, a “Continuing Employee”) will, until December 31, 2016, be provided with (i) base pay that is at least equal to the base pay provided to each such Continuing Employee immediately prior to the Closing Date, (ii) commission, cash bonus and long-term incentive opportunities (excluding, for the avoidance of doubt, any incentive equity opportunities, which will be determined by GameStop in its sole discretion), as applicable, that are no less favorable, in the aggregate, than the opportunities provided to each such Continuing Employee immediately prior to the Closing Date, and (iii) employee welfare benefits that are no less favorable in the aggregate than the employee welfare benefits provided to each such Continuing Employee immediately prior to the Closing Date. GameStop will also make available a 401(k) Plan to Continuing Employees. For these purposes, Continuing Employees will generally receive credit for past service with the Company or any of its subsidiaries but not to the extent such service credit would result in duplication of benefits or benefit accrual under a defined benefit plan.

Pursuant to the Merger Agreement, GameStop also agreed that, during the period beginning at the Effective Time and ending on December 31, 2016, to continue to maintain, without amendment, the Company’s severance practice applicable to Continuing Employees immediately prior to the Effective Time, and provide to each Continuing Employee whose employment is terminated without “cause” as such term is defined or concept is used for purposes of the Company’s severance practice, during such period (and subject to the requirements of applicable local law) with the severance benefits specified in the Company’s severance practice. For these purposes, severance benefits will be paid from the date of termination of employment to the later of (i) one hundred eightieth (180th) day immediately following the Closing Date or (ii) the last day under the Company’s otherwise applicable severance practice. The Company does not have a written severance policy. However, in consideration of a release, the Company generally provides salary continuation payments following termination of employment based on a formula of (i) two (2) weeks of base salary, (ii) two (2) weeks of base salary for each year (including partial year) of employment and (iii) Company-paid COBRA coverage during this severance period.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance” below.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers who were named executive officers in the Company’s most recent filing with the SEC under the Securities Act or Exchange Act that required disclosure pursuant to Item 402(c) of Regulation S-K (the “named executive officers”), that is based on or otherwise relates to the Offer and/or the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the closing of the Merger, and thus the date of the “change in control” as used below, occurred on June 1, 2015, that each named executive officer experienced a qualifying termination on such date, that no amount of withholding taxes are applicable to any payments set forth in the table, that no payments are delayed for six (6) months to the extent required under Code Section 409A and that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Section 280G of the Code. The amounts set forth in the table below are estimates based on the $20.00 per Share cash consideration payable under the Merger Agreement. As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table below. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled “—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Name	Cash(1) ($)	Equity(2) ($)	Perquisites/ Benefits(3) ($)	Total ($)
Kathryn K. McCarthy	200,000			200,000.00
Julie A. Pangelinan	175,000	150,500.08	10,267.64	335,247.64

(1)

As described in more detail above in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Agreements,” this amount equals the cash severance payable to each of the named executive officers upon a qualifying termination of employment equal to six (6) months of base salary. The Company’s obligation to pay the cash severance payments to the named executive officers is conditioned on the applicable named executive officer executing and not revoking an effective release of claims in favor of the Company and its related entities and agents. Ms. McCarthy’s and Ms. Pangelinan’s right to severance in connection with their respective termination of employment by the Company without cause requires a termination of employment prior to or after a change in control which is in effect a “double trigger” arrangement. In the case of Ms. McCarthy, she is also entitled to the severance amount if she terminates employment for good reason within twelve (12) months following a change in control, which is a “double trigger” arrangement.

(2)	As described in more detail above in “—Effect of the Merger on Company Shares, Equity-Based Incentive Awards and Company ESPP”, (i) each outstanding Company stock option that is held by a named executive officer will be cancelled in exchange for a cash amount, in respect of each Share subject to such Company stock option, equal to the Offer Price less the applicable option exercise price (if positive) and (ii) each outstanding unvested Company restricted stock unit that is held by a named executive officer will be cancelled in exchange for a cash amount, in respect of each Share subject to such Company restricted stock unit, equal to the Offer Price. These benefits are single trigger. The following table sets forth the values in respect of unvested equity awards held by each named executive officers to be received in connection with the Merger. Ms. McCarthy does not have any unvested equity awards in respect of Company common stock.

Name	Value of Company Stock Options ($)	Value of Company Restricted Stock Units ($)	Total ($)
Kathryn K. McCarthy	—	—
Julie A. Pangelinan	26,540.08	123,960	150,500.08

(3)	This amount equals the estimated value of the Company-paid medical, dental and/or vision benefit coverage under COBRA for six (6) months based on the elected level of coverage for the 2015 plan year and the rate applicable to such coverage effective as of January 1, 2015. Ms. Pangelinan’s right to Company-paid medical, dental and/or vision benefit coverage in connection with her termination of employment by the Company without cause requires a termination of employment prior to or after a change in control, which is in effect a “double trigger” arrangement. Ms. McCarthy has waived coverage under the Company’s group health plan and, as such, will not be receiving Company-paid COBRA coverage. Except for the welfare benefit described in the immediately preceding sentence, as of the date of this Schedule 14D-9, the named executive officers are not expected to receive any perquisites or personal benefits that are based on or otherwise relate to the Offer and/or the Merger.

Effect of the Merger on Director and Officer Indemnification and Insurance

From and after the Effective Time, GameStop and Acquisition Sub agreed that all rights to indemnification, advancement of expenses and exculpation of each former and present director or officer of the Company or any person of which the Company (i) owns directly or indirectly (a) an aggregate amount of the voting securities, other voting ownership or voting partnership interests to elect or appoint a majority of the board of directors or other governing body or (b) if there are no such voting interest, 50% or more of the equity interests therein or (ii) has the right to appoint 50% or more of the directors or managers (the “Company Subsidiary”) and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any proceeding or investigation with respect to matters existing or occurring at or prior to the Effective Time (including the Merger Agreement and the transactions and actions contemplated thereby), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) as in effect on the date of the Merger Agreement or in any agreement, a true and complete copy of which agreement was provided by the Company to GameStop prior to the date of the Merger Agreement, to which the Company or any of its subsidiaries is a party.

Pursuant to the terms of the Merger Agreement, GameStop agreed to maintain or cause to be maintained in effect for a period of no less than six (6) years after the Effective Time, the provisions in the certificates of incorporation and bylaws and comparable organizational documents of the Surviving Corporation and each Company Subsidiary regarding exculpation, indemnification and advancement of expenses in effect as of immediately prior to the Effective Time or in any agreement to which the Company or any Company Subsidiary is a party, and not to amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation’s certificate of incorporation and bylaws in any manner that would adversely affect the rights thereunder of any individual who immediately before the Effective Time was a Company Indemnified Party. However, all rights to indemnification in respect of any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Action”) pending or asserted or any claim made within such six (6)-year period will continue until the disposition of such Action or resolution of such claim. At and after the Effective Time, GameStop will indemnify and hold harmless (and advance funds in respect of the foregoing) each Company Indemnified Party to the fullest extent permitted under applicable law against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threaten Action arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time. GameStop and the Surviving Corporation agreed to reasonably cooperate with the Company Indemnified Party in the defense of any such Action.

GameStop agreed to cause the Surviving Corporation to either (i) continue to maintain in effect the Company’s directors’ and officers’ insurance policies (the “D&O Insurance”) in place as of the date of the Merger Agreement for a period of no less than six (6) years or (ii) purchase comparable D&O Insurance for such six (6)-year period from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance policies, in each case, with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time; provided that, in no event, will GameStop or the Surviving Corporation be required to expend for such policies pursuant to this sentence an aggregate premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year. However, if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation has to obtain a policy with the greatest coverage available with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Premium Cap.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting held on June 1, 2015, after careful consideration, the Board, among other things, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Acquisition Sub in the Offer subject to the terms and conditions in the Merger Agreement.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Acquisition Sub in the Offer.

A copy of a joint press release issued by GameStop and the Company, dated June 2, 2015, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(F) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Board.

Background of the Offer

The Board and the Company’s management team regularly review and assess the Company’s business strategies and objectives, and the Board regularly reviews and discusses the Company’s performance, risks and opportunities, all with the goal of enhancing stockholder value. The Board and the Company’s management team utilize both internal resources and external advisors, including Guggenheim Securities, LLC (“Guggenheim Securities”) as the Company’s financial advisor and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) as the Company’s legal advisor, in connection with these and other matters.

In connection with the Board’s regular review of the Company’s business strategies and objections, the Board encouraged its financial advisor to routinely contact persons who might be interested in transactions involving the Company and to let potentially interested parties know that the Board would be receptive to considering transactions. In addition, members of the Company board regularly discuss the Company’s interest in considering transactions with potentially interested parties.

During late 2014, Hot Topic, Inc. (“Hot Topic”), a portfolio company of Sycamore Partners (“Sycamore”), contacted the Company to express an interest in meeting with management. On November 24, 2014, Michael P. Hogan, GameStop’s Executive Vice President, Strategic Business and Brand Development, contacted Kathryn McCarthy to express GameStop’s interest in a potential acquisition of the Company, although did not specify a price or other terms. During this time period, the Company also received unsolicited interest in an acquisition from a financial investor (“Interested Party C”).

Also in late 2014, prompted by the indications of interest and in keeping with the overall direction of the Board, Guggenheim Securities contacted Hot Topic, GameStop and other potential acquirers to explore possible interest in an acquisition of the Company. Hot Topic/Sycamore expressed interest in receiving more information regarding the Company and both GameStop and Hot Topic/Sycamore delivered due diligence request lists to the Company.

Between December 2014 and the end of January 2015, GameStop, Hot Topic and Interested Party C executed non-disclosure agreements with the Company in order to receive confidential information.

On February 18, 2015, at a meeting of the Board, Guggenheim Securities provided an update to the Board regarding the parties that had expressed interest in the Company. Wachtell Lipton was also present at that meeting and provided guidance to the Board on their legal duties. After discussion, the Board authorized management, Guggenheim Securities and Wachtell Lipton to continue discussions with the parties that expressed interest and with other parties that, from Guggenheim Securities’ and management’s perspective, were likely to be interested. Guggenheim Securities’ presentation identified the potential parties who Guggenheim Securities had already contacted, or intended to contact following the meeting. The Board also discussed the terms on which to engage Guggenheim Securities and authorized management to execute a letter consistent with those terms.

Throughout the weeks following this meeting, the Company’s management, with the assistance of Guggenheim Securities and Wachtell Lipton, developed a set of confidential information materials. The confidential information materials were provided to GameStop, Hot Topic/Sycamore and Interested Party C.

Throughout the period in which Hot Topic and GameStop actively conducted diligence, Guggenheim Securities also contacted several other potential acquirers, including three potential strategic buyers, none of whom indicated any interest in a potential transaction. An additional potential strategic acquirer, which had been contacted by Guggenheim Securities in March 2015 (“Interested Party D”), indicated interest in evaluating a potential acquisition, executed a non-disclosure agreement with the Company and received the confidential information materials.

Throughout the due diligence process, the Company provided additional due diligence information in response to requests of the potentially interested parties.

On April 1, 2015, Guggenheim Securities participated in an initial discussion with a shareholder of the Company (“Interested Party E”) who had contacted the Company to discuss strategic matters. Shortly after this contact, a non-disclosure agreement was sent to Interested Party E. That same day, Interested Party C indicated to Guggenheim Securities that it would no longer be pursuing the opportunity, citing that Interested Party C was unable to develop a strategic rationale for their acquisition of the Company.

On April 7, 2015, the Company received a letter from Interested Party D expressing an interest in acquiring the Company. The letter did not include an indication of value.

During the first week of April a process letter with instructions for initial indications of interest was sent to GameStop, Hot Topic and Interested Party D. The interested parties also were informed that Wachtell Lipton would provide a draft merger agreement.

On April 15, 2015, Hot Topic and Interested Party D each attended a management meeting and diligence session in the Washington, D.C. area with Kathryn McCarthy and Julie Pangelinan, the Chief Executive Officer and Chief Financial Officer of the Company, respectively, and Guggenheim Securities. Subsequently, Interested Party D declined to proceed in the process, noting concerns about the Company’s recent results and the business’ long-term growth prospects under its current business model.

On April 17, 2015, Interested Party E executed a non-disclosure agreement with the Company, and the Company had further discussions with such party about the process. That same day, Interested Party E received the confidential information materials.

On April 23, 2015, GameStop submitted an initial indication of interest with a value indication range of $12.00 to $15.00 per Share.

On April 24, 2015, Hot Topic submitted an initial indication of interest for $10.00 per Share.

On April 28, 2015, GameStop attended a management meeting and diligence session with certain members of Company management.

On April 30, 2015, Wachtell Lipton provided an auction draft merger agreement to GameStop and Hot Topic, the two interested parties who had submitted indications of interest.

On May 4, 2015, Interested Party E submitted an initial indication of interest to acquire 51% to 60% of the Company for $9.25 to $10.00 per Share. Interested Party E subsequently indicated that it could not get to a level materially higher than their original price range and expressed a strong preference to acquire less than 100% of the Shares.

On May 5, Hot Topic verbally raised its offer to $11.00 per Share, prior to the Company’s Board meeting, which was being held the next day.

On May 6, 2015, Guggenheim Securities and Wachtell Lipton provided an update to the Board on the status of the process, including a summary of initial indications and a discussion around next steps. At that Board meeting, the Board also discussed the stand-alone prospects of the Company, and determined to continue engaging with potential buyers.

On May 7, 2015, Wachtell Lipton received revisions to the form of merger agreement markup from Hot Topic’s counsel. The draft overall contained relatively few changes to Wachtell Lipton’s initial draft, although reduced Hot Topic’s obligations with respect to efforts to obtain antitrust clearances. Hot Topic’s draft also required that certain (not identified) Company stockholders execute a support agreement in favor of the transaction.

On May 12, 2015, the Company sent instruction letters to GameStop and Hot Topic for submission of a final proposal. In order to facilitate these final proposals, the Company and Guggenheim continued to respond to diligence inquiries and requests.

On May 13 and May 14, 2015, two parties associated with a financial investor (“Interested Party F”), who Guggenheim contacted at the suggestion of members of the Board, executed non-disclosure agreements with the Company. On May 14, 2015, the confidential information materials were sent to Interested Party F. The party did not express interest in acquiring the Company after receiving the materials.

Also on May 15, 2015, Wachtell Lipton sent a revised merger agreement to Hot Topic’s counsel addressing the few points that had been raised.

On May 16, 2015, Wachtell Lipton received GameStop’s revisions to the form of merger agreement from GameStop’s counsel. The GameStop contract included additional representations and warranties, additional covenants restricting operations between signing and closing, and additional closing conditions tied to the business of Geeknet as of the Closing Date. Specifically, these additional closing conditions required: (i) that certain to-be-identified licensors confirm prior to Closing, among other things, that they would not terminate their license agreements or charge a transfer fee in connection with the proposed Merger, (ii) the Company’s working capital at Closing be at least $50 million and (iii) holders of no more than nine percent (9%) of the outstanding Shares have exercised statutory rights of dissent. GameStop’s draft also requested that certain Company stockholders execute a support agreement in favor of the transaction.

On May 19, 2015, Wachtell Lipton sent a revised draft merger agreement to GameStop’s counsel, rejecting, among other things, conditions regarding licensor confirmations and working capital.

During this period, Guggenheim Securities had numerous discussions with Hot Topic and GameStop regarding their proposals. GameStop’s representatives addressed GameStop’s rationale for the provisions that it included in its draft merger agreement, including the closing conditions tied to license transfers and working capital.

On May 20, 2015, Hot Topic’s counsel sent a revised merger agreement to Wachtell Lipton. The revised agreement reinserted the regulatory provision according to which Hot Topic would not be obliged to make divestitures in order to consummate the transaction.

On May 21, 2015, the Company received a proposal from GameStop for $17.00 per Share, and a revised draft merger agreement. The draft merger agreement, among other things, reiterated the conditions regarding licensor confirmations and working capital.

During the negotiations that followed, GameStop continued its request to protect the level of working capital and certain of the license agreements that it was acquiring. Guggenheim Securities reiterated that the conditions in GameStop’s merger agreement made its bid less attractive to the Company than the other bidders.

Also on May 21, 2015, Wachtell Lipton sent a revised merger agreement to Hot Topic’s counsel. The draft proposed, among other things, that, in respect of required efforts to obtain antitrust clearances, Hot Topic would not be required to take any action that would have a material adverse effect on the business, results of operations or financial conditions of either the Company or Hot Topic in order to obtain regulatory approval.

On the morning of May 22, 2015, Hot Topic’s counsel returned a draft, which Wachtell Lipton and the Company viewed as having fully addressed all issues.

Also on May 22, 2015, Wachtell Lipton sent a revised draft merger agreement to GameStop’s counsel. The revised draft again rejected the conditions to closing regarding certain of the license agreements and working capital. After circulating the revised draft merger agreement, Wachtell Lipton, the Company and GameStop’s counsel held a conference call wherein GameStop’s counsel advised of GameStop’s willingness to eliminate the additional closing conditions to which the Company objected. In addition, Wachtell Lipton, the Company and GameStop’s counsel discussed structuring the acquisition as a tender offer and merger. That evening, Wachtell Lipton sent a revised draft merger agreement to Parent reflecting the conversation of that afternoon and restructuring the deal as a tender offer and subsequent merger.

Following delivery of the draft agreement, the Company received a final proposal from Hot Topic for $17.50 per Share. GameStop declined to increase its proposal above $17.00 per Share.

On May 23, 2015, Wachtell Lipton sent Hot Topic’s counsel a revised merger agreement reflecting the tender offer structure the parties had discussed the prior day. That same day, the Company also notified GameStop that it was not accepting its offer of $17.00 per Share.

Later in the day on May 23, 2015, GameStop sent an unsolicited letter raising its offer to $18.00 per Share. GameStop also sent over a draft merger agreement, which was substantially in the form that was circulated by Wachtell Lipton on May 22, 2015 and which, among other things, eliminated the conditions regarding licensor confirmations and working capital pursuant to the discussion the day before. While the agreement substantially accepted Geeknet’s revised draft, the GameStop agreement still contained, relative to the Hot Topic agreement: (i) more comprehensive representations and warranties from the Company, (ii) more limited post-Closing covenants regarding the employment terms of the Company’s continuing employees, and (iii) a 4% termination fee in the GameStop agreement, versus a 3% termination fee in the Hot Topic agreement.

On May 24, 2015, the Company held a meeting of its Board at which Wachtell Lipton and Guggenheim Securities reviewed the proposals. Guggenheim Securities and Wachtell Lipton reviewed the negotiating history with Hot Topic and GameStop, including GameStop’s requests earlier the negotiating process for conditions to closing that would permit GameStop to terminate the merger agreement prior to closing of the transaction. Wachtell Lipton also explained that, while the conditions regarding licensor confirmations and working capital had been removed, the Hot Topic agreement was, on the whole, more favorable than the GameStop agreement at that time for the reasons set forth above. Notwithstanding GameStop’s elimination of the licensor and working capital closing conditions, the Board concluded that GameStop’s proposal still contained more comprehensive representations and warranties from the Company, more limited post-Closing covenants regarding the employment terms of the Company’s continuing employees, and a higher termination fee. Accordingly, the Board further concluded that the Hot Topic offer of $17.50 per Share was a more favorable offer, notwithstanding its nominally lower offer price. The Board also discussed at length that the Company could terminate the Hot Topic transaction in order to accept an unsolicited superior proposal, so long as the Company paid a break fee and gave Hot Topic the opportunity to match the superior proposal. At the meeting, Guggenheim Securities delivered its oral opinion, to the effect that, as of May 24, 2015 and based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the per share cash consideration to be received in the Hot Topic transaction was fair, from a financial point of view, to the holders of Shares. Following this discussion, the Board unanimously (i) determined that the merger agreement with Hot Topic (the “Hot Topic Merger Agreement”) and the transactions contemplated thereby were fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Hot Topic Merger Agreement and the transactions contemplated thereby and (iii) resolved to recommend that the stockholders of the Company accept Hot Topic’s tender offer and tender their Shares in Hot Topic’s offer.

On May 25, 2015, the Company and Hot Topic entered into a definitive agreement under which Hot Topic agreed to acquire all of the outstanding Shares at a purchase price of $17.50 per Share. At that time, Kenneth Langone and Eric Semler, members of the Board, who together own approximately 21% of the outstanding Common Stock, executed tender and support agreements in favor of the Hot Topic Merger Agreement (the “Hot Topic Support Agreements”).

On May 26, 2015, the Company publicly announced the transaction with Hot Topic at $17.50 per Share and made publicly available the Hot Topic Merger Agreement.

Later on May 26, 2015, GameStop sent an unsolicited proposal offering to acquire the Company at $20.00 per Share with a proposed form of merger agreement. The form of merger agreement, while more reflective of Geeknet’s desired provisions, continued to include: (i) more limited, relative to the Hot Topic Merger Agreement, post-Closing covenants regarding the employment terms of the Company’s continuing employees, and (ii) a 4% termination fee in the GameStop agreement, versus a 3% termination fee in the Hot Topic Merger Agreement.

On May 27, 2015, after consultation with its outside financial advisor and outside legal counsel, the Board unanimously decided that GameStop’s unsolicited proposal would reasonably be expected to lead to a “Superior Proposal,” as defined in the Hot Topic Merger Agreement. Following this determination, and in accordance with the terms of the Hot Topic Merger Agreement, the Company engaged in discussions with both GameStop and Hot Topic to negotiate a higher offer price and more favorable terms.

Also on May 27, 2015, Wachtell Lipton sent GameStop’s counsel a revised merger agreement, which accepted the more favorable provisions (relative to the Hot Topic Merger Agreement) of GameStop’s prior draft, but also included the provisions of the Hot Topic Merger Agreement that were more favorable than GameStop’s draft. Wachtell Lipton’s draft also provided that GameStop would reimburse the Company for the $3,661,461 termination fee that would be payable by the Company to Hot Topic if the Company terminated the Hot Topic Merger Agreement to enter into an agreement with GameStop (the “Hot Topic Termination Fee”). Wachtell Lipton also provided a copy of the revised GameStop agreement to Hot Topic. Wachtell Lipton communicated to GameStop that the Board would be unable to declare the GameStop transaction superior if GameStop did not reimburse the Company for the Hot Topic termination fee and provide an irrevocable option to enter into a proposed agreement during the pendency of the time that Hot Topic had to match a superior proposal.

During this time, Wachtell Lipton and Guggenheim Securities had numerous conversations with Hot Topic, and encouraged Hot Topic to match or exceed GameStop’s proposal. Management also met with Hot Topic during this period to provide Hot Topic with additional financial diligence information with the goal of enabling Hot Topic to match or exceed GameStop’s proposal. In the course of discussions with Hot Topic and their counsel, Wachtell Lipton indicated that the Company would be willing to increase the termination fee payable if Hot Topic increased their bid.

Guggenheim Securities and Wachtell Lipton also informed GameStop that the Company was prepared to accept a transaction from Hot Topic at $20 and possibly less and with a higher termination fee and encouraged GameStop to increase its bid.

On May 29, 2015, GameStop submitted a proposal, reiterating its $20.00 per Share offer, and including an executed merger agreement, which was substantially identical to the draft circulated by Wachtell Lipton on May 27, 2015. The Board, in good faith and after consultation with its outside financial advisor and outside legal counsel, unanimously concluded that the GameStop proposal for $20.00 per Share was a “Superior Proposal,” as defined in the Hot Topic Merger Agreement. The Company promptly notified Hot Topic of the Board’s determination and, pursuant to the Hot Topic Merger Agreement, commenced the 72-hour period where Hot Topic had the option of matching or exceeding GameStop’s proposal. During this time, the Company, Wachtell Lipton and Guggenheim Securities negotiated in good faith with Hot Topic and continued discussions with GameStop seeking a higher offer from both parties. In the course of the discussions with Hot Topic, Guggenheim Securities and the Company reiterated the Company’s willingness to increase the break fee should they raise their bid. Hot Topic declined to increase the offer set forth in the Hot Topic Merger Agreement notwithstanding repeated offers by the Company to increase the termination fee or modify other contractual provisions.

On June 1, 2015, Wachtell Lipton and Guggenheim Securities reviewed the GameStop proposal for the Board at a meeting. Guggenheim Securities delivered its oral opinion, which subsequently was confirmed in writing, to the effect that, as of June 1, 2015 and based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the per share cash consideration to be received in the Offer and the Merger was fair, from a financial point of view, to the holders of Shares. See “—Opinion of the Company’s Financial Advisor” below. Following these discussions, the Board unanimously determined that the $20.00 per Share proposal from GameStop was a “Superior Proposal,” as defined in the merger agreement with Hot Topic. Accordingly, the Board resolved to terminate the merger agreement with Hot Topic and execute the Merger Agreement with GameStop at $20.00 per Share. At that meeting, the Board (i) determined that the Merger Agreement and the transactions contemplated thereby were fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) resolved to recommend that the Stockholders accept the Offer and tender their Shares to Acquisition Sub in the Offer.

Following the Board meeting, the Company accepted GameStop’s proposal, and the Merger Agreement was countersigned by the Company. The Company also provided Hot Topic notice of the Company’s termination of the Hot Topic Merger Agreement and informed Hot Topic that the Company would be paying the Hot Topic Termination Fee. Upon termination of the Hot Topic Merger Agreement, the Hot Topic Support Agreements also terminated in accordance with their terms. The Stockholders, Messrs. Langone and Semler, executed the Tender and Support Agreements.

On the morning of June 2, 2015, GameStop and the Company issued a joint press release announcing the execution of the Merger Agreement. Also on the morning of June 2, 2015, GameStop paid to Hot Topic the Hot Topic Termination Fee in satisfaction of both the Company’s obligation to pay such fee to Hot Topic and of GameStop’s obligation to reimburse the Company for such payment.

Reasons for the Recommendation of the Board

The Board carefully considered the Offer and the Merger, consulted with the Company’s management and legal and financial advisors, and took into account numerous factors, including, but not limited to, the factors listed below. The Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its Stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law, and (iii) recommended that holders of Shares accept the Offer and tender their Shares to Acquisition Sub in the Offer, for the following reasons:

1. Substantial and Immediate Cash Value

The Board unanimously determined in consultation with the Company’s management, legal and financial advisors, the Offer price of $20.00 per Share in cash offered immediate and certain value and was fair, from a financial point of view, to the holders of Shares.

2. Significant Premium to Market Price

The Board noted that the Offer Price of $20.00 per Share in cash represented a significant premium over the market prices at which the Shares previously had traded. The Offer Price represents a 153.2% premium over the May 22, 2015 closing Share price, a 144.2% premium over the closing Share price one month prior on April 22, 2015 and a 41.3% premium over the 52-week high closing Share price on May 29, 2014.

3. Likelihood of Consummation

The Board noted the strong likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, the conditions to the Offer and the Merger being specific and limited, and not within the control or discretion of GameStop or its affiliates, the likelihood of obtaining required regulatory approvals and the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by GameStop.

4. Review of Potential Strategic Alternatives

The Board reviewed (i) the possible alternatives to the Offer and the Merger, and considered Guggenheim Securities’ contact of market participants, the results of which yielded the best offer proposed by GameStop, and (ii) the perceived risks and benefits of any such alternatives, including the timing and the likelihood of consummating any such alternative. The Company and the Board further reviewed and took into consideration the previous discussions between the Company and Hot Topic and the other parties contacted and described in “—Background of the Offer” above, with respect to potential transactions with those third parties, which discussions are also described above. The Board also considered the cash flow characteristics and potential investment needs of its various businesses, on a combined basis and in the context of a spinoff of certain of those businesses. The Board concluded that none of these alternatives was reasonably likely to present opportunities for creating greater value for the Company’s stockholders. The Company and the Board also recognized that, following announcement of the Hot Topic Merger Agreement, no parties other than GameStop had contacted the Company to offer a competing proposal.

5. Prospects of the Company; Risks Relating to Remaining a Stand-Alone Company

In determining that the Offer Price is fair to the Company’s stockholders, the Board also took into account the Company’s recent financial performance, future prospects and general business, industry and economic conditions. The Company and the Board considered the possibility and potential benefits to the Company’s stockholders of continuing to pursue its current business plan on a stand-alone basis; the timing and the likelihood of accomplishing the goals of such alternative; and the Company’s assessment that this alternative was not reasonably likely to present opportunities for creating greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. In particular, the Board considered prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) repositioning the business to eliminate unprofitable products, (ii) developing additional exclusive and proprietary products and (iii) diversifying its licensor relationships, and the “risk factors” set forth in the Company’s Annual Report Form 10-K for the fiscal year ended December 31, 2014 and in the Company’s subsequently filed Form 10-Q. The Board determined that the certainty of the Offer Price was in the best interests of the Company’s stockholders, allowing the Company’s stockholders to receive a significant premium to recent trading prices for their Shares.

6. Opinion of the Company’s Financial Advisor

The Board received Guggenheim Securities’ opinion, delivered orally to the Board on June 1, 2015, and subsequently confirmed in writing, as to the fairness, from a financial point of view and as of the date of the opinion, of the $20.00 per share cash consideration to be received in the Offer and the Merger, taken together as a single integrated transaction, by holders of Shares pursuant to the Merger Agreement, as more fully described below under the caption “—Opinion of the Company’s Financial Advisor.”

7. Ability to Accept Superior Proposal

The Merger Agreement allows the Company, under certain circumstances, to consider and respond to a superior proposal for an acquisition transaction from a third party prior to the Offer acceptance time, and the Board has the right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of approximately $3.66 million.

8. Transaction Structure

The transaction is structured as a tender offer, and the Merger Agreement requires Acquisition Sub, if it acquires a number of Shares in the Offer that, when added to the number of Shares then owned by GameStop and Acquisition Sub (which GameStop and Acquisition Sub have represented is zero in the Merger Agreement) represents at least a majority of the Shares then outstanding, to consummate a second-step merger in which holders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price. The Merger Agreement contains limited rights to terminate the Offer and generally requires Acquisition Sub to extend the Offer beyond the initial expiration date (subject to the outside date for the Offer) if the conditions to Acquisition Sub’s obligations to close the Offer are not satisfied as of such date. Consequently, the transaction structure potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed promptly by the Merger in which stockholders who do not tender their Shares in the Offer will receive the same Offer Price.

9. Appraisal Rights

Statutory appraisal rights are available under Delaware law in the Merger for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under Delaware law, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

The Board also considered a number of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

1. No Stockholder Participation in Future Growth or Earnings

The nature of the Offer and the Merger as a cash transaction would prevent the holders of Shares from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.

2. Taxable Consideration

The all-cash consideration in the Offer and the Merger generally would be taxable to the holders of Shares.

3. Effects of Failure to Complete the Transaction

There will be risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, the effect on the Company’s relationships with customers, partners and others that do business with the Company and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing, among other potential negative effects on the Company if the Offer is not completed.

4. Potential Conflicts of Interest

As a result of the terms of their employment agreements and equity awards, certain of the Company’s executive officers may receive other payments in connection with or following the Transactions. See “—Arrangements between the Company and its Executive Officers, Directors and Affiliates” above.

5. Termination Fee and Expense Reimbursement

The Merger Agreement provides for a termination fee of approximately $3.66 million that would become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal.

6. No Solicitation

The Merger Agreement restricts the Company’s ability to solicit competing proposals, subject to certain exceptions to allow the Board to furnish information and engage in discussions following receipt of an unsolicited offer that the Board determines is or would reasonably be expected to lead to a superior proposal.

The Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its recommendation. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors, as well as management forecasts. In light of the number and variety of factors that the Board considered, the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors. In light of the factors described above, the Board unanimously determined that the Offer is advisable, fair to and in the best interests of the Company and holders of Shares, and unanimously recommends that the holders of Shares accept the Offer and tender their Shares to Acquisition Sub in the Offer.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers has entered into any agreements or arrangements with GameStop, the Company or their respective affiliates regarding continued service with GameStop, the Company or their respective affiliates after the Effective Time, it is possible that GameStop, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Opinion of the Company’s Financial Advisor.

Overview

Pursuant to an engagement letter dated as of March 17, 2015, the Board retained Guggenheim Securities to act as its financial advisor in connection with a potential sale of Geeknet. In selecting Guggenheim Securities as its financial advisor, the Board considered that, among other things, Guggenheim Securities is an internationally recognized investment management, investment banking and financial advisory firm whose senior professionals have substantial experience advising companies in the ecommerce and retail sectors as well as significant experience providing strategic and financial advisory services. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, restructurings and recapitalizations, spin-offs/split-offs, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the June 1, 2015 meeting of the Board, Guggenheim Securities delivered its oral opinion, which subsequently was confirmed in writing, to the effect that, as of June 1, 2015 and based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the per share cash consideration to be received in the Offer and the Merger was fair, from a financial point of view, to the holders of the Shares.

The full text of Guggenheim Securities’ written opinion is attached as Annex A to this Schedule 14D-9 and you should read the opinion carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of the opinion set forth below, you should be aware that Guggenheim Securities’ opinion:

•	was provided to the Board (in its capacity as such) for its information and assistance in connection with its evaluation of the per share cash consideration to be received in the Offer and the Merger;

•	did not constitute a recommendation to the Board with respect to the per share cash consideration to be received in the Offer and the Merger;

•	does not constitute advice or a recommendation to any holder of the Shares as to whether to tender any such Shares pursuant to the Offer;

•	did not address Geeknet’s underlying business or financial decision to pursue the Offer or the Merger, the relative merits of the Offer and the Merger as compared to any alternative business or financial strategies that might exist for Geeknet or the effects of any other transaction in which Geeknet might engage;

•	addressed only the fairness, from a financial point of view, of the per share cash consideration to be received pursuant to the Merger Agreement;

•	did not express any view or opinion as to any other term or aspect of the Offer or the Merger, the Merger Agreement or any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Offer or the Merger or the fairness, financial or otherwise, of the Offer or the Merger to, or of any consideration to be paid to or received by, the holders of any other class of securities, creditors or other constituencies of Geeknet;

•	did not express any view or opinion as to the price or range of prices at which the Shares or other securities of Geeknet may trade at any time, including, without limitation, subsequent to the announcement of the Transactions; and

•	did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Geeknet’s or GameStop’s directors, officers or employees, or any class of such persons, in connection with the Offer or the Merger relative to the per share cash consideration to be received in the Offer or the Merger or otherwise.

In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

•	reviewed a draft of the Merger Agreement sent to Guggenheim Securities on June 1, 2015;

•	reviewed certain publicly available business and financial information regarding Geeknet;

•	reviewed certain non-public business and financial information regarding Geeknet’s business and prospects (including the Case I and the Case II Forecasts), all as prepared and provided to Guggenheim Securities by Geeknet’s senior management;

•	discussed with Geeknet’s senior management their strategic and financial rationale for the Transactions as well as their views of Geeknet’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the Shares;

•	reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Offer and the Merger;

•	performed discounted cash flow analyses based on the financial projections for Geeknet; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

In connection with rendering its opinion, Guggenheim Securities noted that:

•	Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, other estimates and other forward-looking information) furnished by or discussed with Geeknet or obtained from public sources, data suppliers and other third parties.

•	Guggenheim Securities (i) does not assume any responsibility, obligation or liability (whether direct or indirect, in contract or tort or otherwise) for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, any financial projections, other estimates and other forward-looking information), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of any financial projections, other estimates and other forward-looking information or the assumptions upon which they are based, and (iii) relied upon the assurances of Geeknet’s senior management that they are unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, other estimates and other forward-looking information) incomplete, inaccurate or misleading.

•	Specifically, with respect to any (i) financial projections, other estimates and other forward-looking information furnished by or discussed with Geeknet, (a) Guggenheim Securities was advised by Geeknet’s senior management, and Guggenheim Securities assumed, that such financial projections, other estimates and other forward-looking information utilized in Guggenheim Securities’ analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Geeknet’s senior management as to the expected future performance of Geeknet and (b) Guggenheim Securities assumed that such financial projections, other estimates and other forward-looking information have been reviewed by the Board with the understanding that such information will be used and relied upon by Guggenheim Securities in connection with rendering Guggenheim Securities’ opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information is reasonable and reliable. Guggenheim Securities was advised by the Board and senior management, based on their assessments as to the relative likelihood of achieving the future financial results for Geeknet as reflected in the Case I Forecasts and the Case II Forecasts, to rely for purposes of Guggenheim Securities’ analyses and opinion primarily on such Case I Forecasts.

•	During the course of Guggenheim Securities’ engagement, Guggenheim Securities was asked by the Board to solicit indications of interest from various third parties regarding a potential transaction with Geeknet, and Guggenheim Securities considered the results of such solicitation in rendering its opinion.

•	Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Geeknet or the solvency or fair value of Geeknet, nor was Guggenheim Securities furnished with any such appraisals.

•	Guggenheim Securities did not express any view or render any opinion regarding the tax consequences to Geeknet or its stockholders of the Transactions. Guggenheim Securities is not a legal, regulatory, tax, consulting, accounting, appraisal or actuarial expert and nothing in Guggenheim Securities’ opinion should be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of Geeknet and its advisors with respect to such matters.

Guggenheim Securities assumed that:

•

in all respects material to its analyses, (i) the final executed form of the Merger Agreement will not differ from the draft that Guggenheim Securities reviewed, (ii) Geeknet and GameStop will comply with all terms of the Merger Agreement and (iii) the representations and warranties of Geeknet and

GameStop contained in the Merger Agreement are true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Transactions will be satisfied without any waiver thereof; and

•	the transaction will be consummated in a timely manner and in accordance with the terms of the Merger Agreement, without any limitations, restrictions, conditions, amendments or modifications (regulatory, tax-related or otherwise) that would have an adverse effect on Geeknet, GameStop or the Transactions.

Guggenheim Securities expressed no view or opinion as to the price or range of prices at which the Shares or other securities or other securities of Geeknet may trade at any time, including, without limitation, subsequent to the announcement of the Transactions.

Summary of Financial Analyses

Overview/Definitions

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Board in connection with Guggenheim Securities rendering its opinion.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

Throughout this “Summary of Financial Analyses,” the following financial terms are used in connection with Guggenheim Securities’ various financial analyses:

•	CAGR: Means compound annual growth rate.

•	CapEx: Means capital expenditures.

•	Case I Forecasts: Are defined in “—Certain Geeknet Forecasts” in this Schedule 14D-9.

•	Case II Forecasts: Are defined in “—Certain Geeknet Forecasts” in this Schedule 14D-9.

•	EBITDA: Means the relevant company’s operating earnings (after deduction of stock-based compensation) before interest, taxes, depreciation and amortization.

•	EBITDA multiple: Represents the relevant company’s enterprise value divided by its historical or projected EBITDA.

•	Enterprise value: represents the relevant company’s net equity value less cash and equivalents.

•	LTM: Means last twelve (12) months.

•	Revenue multiple: Represents the value of the Company’s trading or transaction enterprise value divided by its historical or projected revenue.

•	Unlevered free cash flow or UFCF: Means the relevant Company’s after tax unlevered operating cash flow minus CapEx and change in working capital.

•	WACC: Means weighted average cost of capital.

Offer and Merger Consideration Summary

Based on the Offer and the Merger consideration of $20.00 per share, Guggenheim Securities calculated the transaction price premia in relation to various Geeknet stock prices that were based on (i) the closing stock price as of May 22, 2015, (ii) the one month prior stock price as of April 22, 2015, and (iii) the past year’s high stock price as of May 29, 2014. Guggenheim Securities also reviewed the implied (i) EBITDA multiples for the estimated calendar year 2015, which we refer to as 2015E, and (ii) Revenue multiples for the LTM period ending March 31, 2015 and for 2015E. Guggenheim Securities’ analysis of the Offer and the Merger consideration is presented in the table below:

Implied Premia and Multiples
Per Share Consideration		$20.00
	Geeknet Stock Price
Acquisition Premium/(Discount) Relative to:
Closing Stock Price as of 5/22/15	$7.90	153.2%
One Month Prior Stock Price (4/22/15)	8.19	144.2%
Past Year’s High Stock Price (5/29/14)	14.15	41.3%

Transaction Enterprise Value/Revenue for Geeknet:
LTM as of March 31, 2015		0.75x
2015E		0.66x

Transaction Enterprise Value/EBITDA for Geeknet:
2015E		55.7x

Summary of Geeknet Financial Analyses. In connection with rendering its opinion, Guggenheim Securities performed various financial analyses, which are summarized in the table below and described in more detail elsewhere herein, including selected companies analysis, selected precedent transactions analysis and discounted cash flow analysis. All resulting implied equity reference ranges were rounded to the nearest $0.25.

Summary of Geeknet Financial Analyses
Per Share Consideration		$20.00
	Implied Equity Reference Range for Geeknet
	Low	High
Selected Financial Analyses
Selected Public Companies Analysis:
2015E Revenue	$12.00	$16.50
2015E EBITDA	7.50	8.25
Selected Precedent Transactions Analysis	13.25	17.25
Discounted Cash Flow Analysis(1)
Case I Forecasts	12.00	13.75
Case II Forecasts	15.50	17.75

Note: (1) Guggenheim Securities based its discounted cash flow analyses on Case I Forecasts and the Case II Forecasts for Geeknet provided by Geeknet’s senior management.

Discounted Cash Flow Analyses. Guggenheim Securities performed illustrative stand-alone discounted cash flow analyses of Geeknet based on two projected unlevered free cash flows for Geeknet and estimates of its terminal values at the end of the projection horizon. In performing its illustrative discounted cash flow analyses:

•	Guggenheim Securities based its discounted cash flow analyses on the Case I Forecasts and the Case II Forecasts for Geeknet provided by Geeknet’s senior management.

•	Guggenheim Securities estimated Geeknet’s weighted average cost of capital to be in the range of 16.0% to 18.0%, based on, among other factors, (i) Guggenheim Securities’ then-current estimate of the prospective U.S. equity risk premium, (ii) a review of Bloomberg historical five-year average adjusted betas, Bloomberg historical two-year average adjusted betas, Bloomberg historical one (1)-year average adjusted betas and then-current Barra predicted betas for selected companies with principal listing on a U.S. exchange, (iii) the prevailing yield on the twenty (20)-year U.S. Treasury bond as a proxy for the risk-free rate, (iv) the size premium for companies of a comparable size to Geeknet, (v) Geeknet’s assumed target capital structure, and (vi) Guggenheim Securities’ investment banking and capital markets judgment and experience in performing financial analyses of companies similar to Geeknet.

•	In calculating Geeknet’s terminal value for purposes of its discounted cash flow analysis, Guggenheim Securities used a two-stage terminal value calculation with UFCF decreasing ratably over a seven (7)-year period and an illustrative reference range of perpetual growth rates of Geeknet’s terminal year normalized after-tax unlevered free cash flow of 2.0% to 3.0%.

•	Guggenheim Securities’ illustrative discounted cash flow analyses resulted in an overall reference range with respect to the Case I Forecasts of $12.00 to $13.75 per share and with respect to the Case II Forecasts of $15.50 to $17.75 per share, in each case, for purposes of valuing the Shares on a stand-alone intrinsic-value basis.

Selected Public Companies Analysis. Guggenheim Securities reviewed and analyzed Geeknet’s historical stock price performance, historical and projected financial performance and trading valuation metrics compared to such information for certain publicly traded companies in the ecommerce and retail sectors that Guggenheim Securities deemed relevant for purposes of its financial analysis. The following selected publicly traded companies in the ecommerce and retail sectors were used by Guggenheim Securities for purposes of its financial analysis:

Selected Public Companies
eCommerce	Retail

• Blue Nile, Inc.	• Barnes & Noble, Inc.

• CafePress, Inc.	• Blyth, Inc.

• FTD Companies, Inc.	• Gaiam, Inc.

• LightInTheBox Holding Co., Ltd.	• JAKKS Pacific, Inc.

• PCM, Inc.	• hhgregg, Inc.

Guggenheim Securities calculated the following trading multiples for the selected companies based on Wall Street consensus estimates and the most recent publicly available financial filings:

Selected Public Companies Trading Multiples
	Enterprise Value/LTM		Enterprise Value/2015E
	Revenue	EBITDA	Revenue	EBITDA
eCommerce
Mean	0.54x	14.5x	0.43x	9.7x
High	1.31x	16.6x	0.85x	12.9x
Low	0.16x	12.7x	0.12x	6.8x

Retail
Mean	0.36x	4.8x	0.38x	6.2x
High	0.95x	5.2x	0.81x	9.1x
Low	0.04x	4.4x	0.04x	4.0x

Note: Market statistics as of May 22, 2015.

In performing its selected public companies analysis:

•	Guggenheim Securities selected a reference range of trading multiples for purposes of its financial analysis of Geeknet on a stand-alone public market trading basis as follows: (i) enterprise value/2015E Revenue of 0.30x to 0.50x and (ii) enterprise value/2015E EBITDA of 8.0x to 11.0x.

•	Guggenheim Securities’ analysis of the selected publicly traded companies resulted in implied reference ranges for the Shares on a stand-alone public-market trading basis as follows: (i) $12.00 to $16.50 per share based on the selected range of trading enterprise value/2015E Revenue multiples and (ii) $7.50 to $8.25 per share based on the selected range of trading enterprise value/2015E EBITDA multiples.

•	Guggenheim Securities noted that the aforementioned financial analysis relating to the Shares did not reflect any acquisition premium which may be paid in connection with change in control transactions such as the Transactions.

Selected Precedent Transactions Analysis. Guggenheim Securities reviewed and analyzed the valuation and financial metrics of certain relevant precedent transactions during the past several years involving companies in the ecommerce and retail sectors that Guggenheim Securities deemed relevant for purposes of its financial analysis. The following precedent transactions were reviewed and considered by Guggenheim Securities for purposes of its financial analysis:

Selected Precedent Transactions
Announcement Date	Target	Acquiror
eCommerce
• 7/30/2014	• Provide Commerce Inc.	• FTD Companies, Inc.
• 7/2/2014	• Vitacost.com, Inc.	• The Kroger Co.
• 1/13/2014	• ideeli, Inc.	• Groupon, Inc.
• 8/1/2013	• Monoprice, Inc.	• Blucora, Inc.
• 12/21/2012	• Sierra Trading Post, Inc.	• The TJX Companies, Inc.
• 4/16/2012	• Dreams, Inc.	• Fanatics, Inc.
• 3/24/2011	• Drugstore.com Inc.	• Walgreen Co.

Retail
• 9/2/2014	• Harry & David Holdings, Inc.	• 1-800-FLOWERS.COM, Inc.
• 3/17/2014	• Hastings Entertainment, Inc.	• Draw Another Circle, LLC
• 3/7/2013	• Hot Topic, Inc.	• Sycamore Partners Management, L.L.C.
• 3/1/2013	• iParty Corp.	• Thomas H. Lee
• 11/2/2012	• Oriental Trading Company	• Berkshire Hathaway Inc.
• 9/26/2012	• American Greetings Corporation	• Management Buy-Out
• 5/25/2012	• Things Remembered Inc.	• Madison Dearborn Partners, LLC

A summary of Guggenheim Securities’ analysis of the precedent transactions is presented in the table below:

Selected Precedent Transaction Multiples
	Enterprise Value/LTM		Enterprise Value/Forward
	Revenue	EBITDA	Revenue	EBITDA
eCommerce
Median	0.80x	13.2x	0.71x	13.9x
Mean	0.88x	15.5x	0.76x	17.3x
25th Percentile	0.67x	12.2x	0.64x	13.9x
75th Percentile	1.14x	17.7x	0.84x	18.9x

Retail
Median	0.44x	7.8x	0.4x	12.3x
Mean	0.59x	7.9x	0.4x	14.1x
25th Percentile	0.39x	6.0x	0.3x	6.6x
75th Percentile	0.86x	9.9x	0.5x	19.9x

Geeknet Implied Multiples	0.75x	—	0.66x	55.7x

In performing its selected precedent transactions analysis:

•	Guggenheim Securities selected the transaction enterprise value/LTM Revenue multiple range of 0.40x to 0.60x for purposes of its financial analysis of Geeknet on a change-of-control basis.

•	Guggenheim Securities’ analysis of the selected precedent transactions resulted in an implied reference range of $13.25 to $17.25 per share for the Shares on a change-of-control basis.

Other Financial Reviews and Analyses

Guggenheim Securities performed certain additional financial reviews and analyses as summarized below solely for information and reference purposes and to provide certain context for the various financial analyses in connection with its opinion.

Premia Paid. Guggenheim Securities reviewed selected U.S. merger and acquisition transactions since January 2013 with deal values between $50.0 million and $200.0 million:

•	Guggenheim Securities indicated the mean and median premia paid on the reviewed set of deals was 42% and 34% to their one (1)-day closing price after announcement and 44% and 43% to their one (1)-month closing price after announcement, respectively.

Geeknet Stock Price Trading History. Guggenheim Securities reviewed Geeknet’s stock price trading history over a fifty-two (52) week period:

•	Guggenheim Securities indicated that during the fifty-two (52) weeks prior to the transaction Geeknet’s intraday stock price traded within a range of $6.92-$14.15 per share.

Other Considerations

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion, therefore, is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set out above, without considering such analysis as a whole, would, in the view of Guggenheim Securities, create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•	based its financial analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions, capital markets considerations and industry-specific and company-specific factors, all of which are beyond the control of Geeknet, Gamestop and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

•	ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view, of the per share cash consideration to be received in the Offer and the Merger.

Guggenheim Securities also noted that:

•	The financial analyses performed by Guggenheim Securities, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•	None of the selected publicly traded companies used in the selected companies analysis described above is identical or directly comparable to Geeknet, and none of the selected precedent transactions used in the selected precedent transactions analysis described above is identical or directly comparable to the Transactions; however, such companies and transactions were selected by Guggenheim Securities, among other reasons, because they represented or involved target companies which may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to Geeknet based on their significant exposure to the ecommerce and retail sectors.

•	In any event, selected companies analysis and selected precedent transactions analysis are not mathematical; rather, such analyses involve complex considerations and judgments concerning the differences in business, financial, operating and capital markets-related characteristics and other factors regarding the selected publicly traded companies and precedent transactions to which Geeknet and the Transactions were compared.

•	The financial analyses performed by Guggenheim Securities do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Geeknet did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between Geeknet and GameStop and were approved by the Board. The decision to enter into the Merger Agreement was solely that of the Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Geeknet Board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the Geeknet Board with respect to the fairness, from a financial point of view, of the per share cash consideration to be received in the Offer and Merger by the holders of the Shares.

Pursuant to the terms of Guggenheim Securities’ engagement letter, Geeknet has agreed to pay Guggenheim Securities a transaction fee of approximately $4.89 million, all but approximately $1.27 million of which is contingent on successful consummation of the Transactions. Guggenheim Securities earned approximately $1.22 million upon delivery of its fairness opinion, which will be credited against the fee payable upon consummation of the Transactions. In addition, Geeknet has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify it against certain liabilities arising out of its engagement.

Except for our engagement by Geeknet in connection with the Transactions, Guggenheim Securities has not been engaged to provide investment banking and/or financial advisory services by either Geeknet or GameStop during the past two years. Guggenheim Securities may seek to provide Geeknet and GameStop and their respective affiliates with financial advisory and investment banking services unrelated to the Transactions in the future.

Guggenheim Securities and its affiliates engage in a wide range of financial services activities for their own accounts and the accounts of customers, including asset, investment and wealth management; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates may (i) provide such financial services to Geeknet, GameStop, other participants in the Transactions or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or its affiliates has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to Geeknet, GameStop, other participants in the Transactions or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and their directors, officers, employees, consultants and agents may have investments in Geeknet, GameStop, other participants in the Transactions or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Geeknet, GameStop, other participants in the Transactions or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Transactions that differ from the views of Guggenheim Securities’ investment banking personnel.

Certain Geeknet Forecasts.

Important Information Concerning the Geeknet Management Forecasts

Geeknet does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

The management of the Company prepared, among other information, certain unaudited, non-public financial projections for the calendar years 2015 through 2019, as set forth below. The unaudited projections reflected two alternative long-term plans: a more conservative, downside projection (the “Case I Forecasts”) and a projection which reflected the management’s estimate of the Company on a “best case” basis, assuming favorable economic and market conditions and successful execution of the strategic plan without unanticipated difficulties (the “Case II Forecasts”, and together with the Case I Forecasts, the “Forecasts”). The Forecasts were provided to the Board in connection with its consideration of the Offer and the Merger, as well as to Guggenheim Securities to assist them in their review and financial analyses discussed above. The Case II Forecasts were also provided to GameStop and Acquisition Sub. Based on the Board’s assessment as to the relative likelihood of achieving the future financial results for Geeknet as reflected in the “Case I Forecasts” and the “Case II Forecasts”, the Board and senior management has advised Guggenheim Securities to rely for purposes of their analyses and opinion primarily on such “Case I Forecasts” financial projections. Guggenheim Securities’s financial analyses are described above under the heading “—Opinion of the Company’s Financial Advisor.”

The following is a summary of the Case I Forecasts:

($ in millions)	2015E	2016E	2017E	2018E	2019E
Total Revenue	$154.6	$168.0	$185.4	$205.0	$225.7
Gross Profit	$35.1	$40.2	$46.4	$52.3	$58.7
Operating Income	$0.4	($0.2)	$0.5	$4.5	$7.1
Depreciation & Amortization	$1.4	$1.7	$1.9	$2.0	$2.0
EBITDA*	$1.8	$1.4	$2.4	$6.5	$9.1

Cash Flow Items
Capital Expenditures	$0.4	$1.4	$0.7	$1.0	$1.0
Increase in Working Capital	$0.0	$0.4	$0.3	$0.2	$0.0

*	EBITDA is a non-GAAP measure calculated as the sum of GAAP operating income plus reconciling adjustments like depreciation, amortization, restructuring costs, gains and losses on all disposals of assets, non-cash asset impairments and write-offs and special items.

The following is a summary of the Case II Forecasts:

($ in millions)	2015E	2016E	2017E	2018E	2019E
Total Revenue	$154.6	$170.1	$190.4	$211.9	$235.7
Gross Profit	$35.1	$42.2	$50.6	$57.2	$64.7
Operating Income	$0.4	$1.7	$4.7	$9.4	$13.1
Depreciation & Amortization	$1.4	$1.7	$1.9	$2.0	$2.0
EBITDA*	$1.8	$3.4	$6.6	$11.4	$15.1

Cash Flow Items
Capital Expenditures	$0.4	$1.4	$0.7	$1.0	$1.0
Increase in Working Capital	$0.0	$0.5	$0.4	$0.2	$0.0

*	EBITDA is a non-GAAP measure calculated as the sum of GAAP operating income plus reconciling adjustments like depreciation, amortization, restructuring costs, gains and losses on all disposals of assets, non-cash asset impairments and write-offs and special items.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial Forecasts that were made available to GameStop, the Board and Guggenheim Securities and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP. The Forecasts are forward-looking statements. All of the Forecasts summarized in this section were prepared by the Company’s management.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The KPMG LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any security holder regarding the information included in the Forecasts or the ultimate performance of the Company, GameStop, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Company has made no representation to GameStop or Acquisition Sub, in the Merger Agreement or otherwise, concerning the Forecasts.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Since the Forecasts cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, the risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, and described under the section below entitled “Forward-Looking Statements”. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Forecasts were developed for the Company on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company (in addition to Mr. Langone and Mr. Semler, who both entered into a Tender and Support Agreement as described above) currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Pursuant to the terms of Guggenheim Securities’ engagement letter, Geeknet has agreed to pay Guggenheim Securities a transaction fee of approximately $4.89 million, all but approximately $1.27 million of which is contingent on successful consummation of the Transactions. Guggenheim Securities earned approximately $1.22 million upon delivery of its fairness opinion, which will be credited against the fee payable upon consummation of the Transactions. The Company also has agreed to reimburse Guggenheim Securities for its reasonable expenses and to indemnify Guggenheim Securities and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s security holders on its behalf concerning the Offer, the Merger or any other matter.

Item 6. Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Matthew Blank	5/6/15	8,601	NA	2015 grant of Restricted Stock Units to Board members

Matthew Carey	5/6/15	9,748	NA	2015 grant of Restricted Stock Units to Board members

Stephen Cornick	5/6/15	8,601	NA	2015 grant of Restricted Stock Units to Board members

Thomas Coughlin	5/6/15	8,601	NA	2015 grant of Restricted Stock Units to Board members

Peter Georgescu	5/6/15	9,748	NA	2015 grant of Restricted Stock Units to Board members

Sir Ronald Hampel	5/6/15	8,601	NA	2015 grant of Restricted Stock Units to Board members

Kenneth Langone	5/6/15	8,601	NA	2015 grant of Restricted Stock Units to Board members

Frank Riddick	5/6/15	9,748	NA	2015 grant of Restricted Stock Units to Board members

Eric Semler	5/6/15	8,601	NA	2015 grant of Restricted Stock Units to Board members

Derek Smith	5/6/15	10,895	NA	2015 grant of Restricted Stock Units to Board members

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information to be Furnished.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value”, as determined by such court, could be greater than, less than or the same as the Offer Price or the merger consideration.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which shall be July 17, 2015 unless Acquisition Sub extends the Offer pursuant to the terms of the Merger Agreement) and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was June 15, 2015), deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

Geeknet, Inc.

11216 Waples Mill Rd., Suite 103

Fairfax, Virginia 22030

(877) 433-5638

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within one hundred twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that one hundred twenty (120)-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within ten (10) days after a written request therefor has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the merger consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither GameStop nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and GameStop and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the merger consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the merger consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (x) by persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66  2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between GameStop or any of its affiliates and the Company, the

Company and the Company Board, as applicable, shall use their reasonable best efforts to ensure that the transactions contemplated by the Merger Agreement, including the Merger, may be consummated as promptly as practicable on the terms contemplated in the Merger Agreement and otherwise act to eliminate, or if not possible minimize to the maximum extent possible, the effects of such law on the Merger Agreement and the transactions contemplated thereby.

Regulatory Approvals.

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a fifteen (15)-day waiting period following the filing by GameStop of its Premerger Notification and Report Form with respect to the Offer, unless GameStop receives a Request For Additional Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial fifteen (15)-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the tenth (10th) day after the date of substantial compliance by GameStop. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time. At any time before or after GameStop’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of GameStop or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Under the HSR Act, each of GameStop and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. GameStop and the Company both filed the Premerger Notification and Report Form with the FTC and the Antitrust Division on June 9, 2015. Early termination of the waiting period under the HSR Act was granted on June 12, 2015.

Certain Litigation

On June 10, 2015, members of the Geeknet Board, Acquisition Sub, and GameStop were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware Court, and captioned Prodosh Aich v. Kathryn K. McCarthy, et al. (the “Aich Action”). The Aich Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Board breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, (ii) Acquisition Sub and GameStop allegedly aided and abetted those breaches, and (iii) the alleged breaches are that the proposed price payable to plaintiff and the class in the Transaction and the sales process are unfair and inadequate. The Aich Action seeks, among other relief, to enjoin the defendants from consummating the transactions contemplated by the Merger Agreement, rescission or rescissory damages to the extent such transactions are consummated and attorneys’ fees and costs. The foregoing summary is qualified in its entirety by reference to the complaint, a copy of which is filed as Exhibit (a)(5)(B) to this Schedule 14D-9.

Stockholder Approval of the Merger Not Required.

Neither GameStop nor Acquisition Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the three months ended March 31, 2015.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the transaction, including approvals under the HSR Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the transaction; management plans relating to the transaction and future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated June 15, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by GameStop and Acquisition Sub on June 15, 2015 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press Release issued by GameStop and the Company dated June 2, 2015 (incorporated by reference to Exhibit 99.1 to Company’s Form 8-K filed June 2, 2015).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on June 15, 2015 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(5)(A)	Opinion of Guggenheim Securities, LLC dated June 1, 2015 (attached hereto as Annex A).

(a)(5)(B)	Complaint filed by Prodosh Aich in the Delaware Court of Chancery, dated June 10, 2015 (incorporated by reference to Exhibit a(5)(A) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of June 1, 2015, by and among the Company, GameStop and Acquisition Sub (incorporated by reference to Exhibit 2.1 to Company’s Current Report on Form 8-K filed June 2, 2015).

(e)(2)	Confidentiality Agreement, dated as of December 18, 2014, by and between the Company and GameStop (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Tender and Support Agreement, dated as of June 1, 2015, by and between GameStop, Acquisition Sub and each of Kenneth G. Langone and Eric Semler (incorporated by reference to Exhibits 10.1 and 10.2 to Company’s Current Report on Form 8-K filed June 2, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 15, 2015

Geeknet, Inc.

By:	/s/ Kathryn K. McCarthy
Name: Kathryn K. McCarthy
Title: President, Chief Executive Officer

ANNEX A

OPINION OF GUGGENHEIM SECURITIES, LLC

GUGGENHEIM SECURITIES, LLC 330 MADISON AVENUE NEW YORK, NEW YORK 10017 GUGGENHEIMPARTNERS.COM

June 1, 2015

The Board of Directors

Geeknet, Inc.

11216 Waples Mill Rd., Suite 103

Fairfax, VA 22030

Members of the Board:

We understand that GameStop Corp. (“GameStop”), Gadget Acquisition, Inc., a wholly owned subsidiary of GameStop (“Acquisition Sub”), and Geeknet, Inc. (“Geeknet”) intend to enter into an Agreement and Plan of Merger to be dated as of June 1, 2015 (the “Agreement”), pursuant to which Acquisition Sub will commence a tender offer (the “Offer”) for any (subject to certain minimum conditions) and all outstanding shares of common stock, par value $0.001 per share, of Geeknet (the “Shares”), at a price of $20.00 per Share in cash. The Agreement also provides that, following consummation of the Offer, Acquisition Sub will be merged with and into Geeknet, with Geeknet surviving the merger as the surviving corporation (the “Merger” and together with the Offer, the “Transaction”) in which each Share that is not tendered and accepted pursuant to the Offer (other than Shares owned, directly or indirectly, by GameStop, Geeknet or Acquisition Sub), subject to certain other customary exceptions, will be converted into the right to receive $20.00 in cash. We refer to the per Share cash consideration to be received in the Offer and the Merger, taken together as a single integrated transaction, as the “Consideration to be Received”. As a condition to the willingness of GameStop and Acquisition Sub to enter into the Agreement, certain stockholders of Geeknet are delivering tender and support agreements to GameStop and Acquisition Sub in connection with the Transaction. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked us to render our opinion as to whether the Consideration to be Received is fair, from a financial point of view, to the holders of Shares.

In the course of performing our reviews and analyses for rendering our opinion, we have:

•	Reviewed a draft of the Agreement sent to us on June 1, 2015;

•	Reviewed certain publicly available business and financial information regarding Geeknet;

•	Reviewed certain non-public business and financial information regarding Geeknet’s business and prospects (including “Case I” and “Case II” financial projections for Geeknet), all as prepared and provided to us by Geeknet’s senior management;

•	Discussed with Geeknet’s senior management their strategic and financial rationale for the Transaction as well as their views of Geeknet’s business, operations, historical and projected financial results and future prospects;

•	Reviewed the historical prices, trading multiples and trading volumes of the Shares;

•	Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Transaction;

The Board of Directors

Geeknet, Inc.

June 1, 2015

•	Performed discounted cash flow analyses based on the financial projections for Geeknet; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•	We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, other estimates and other forward-looking information) furnished by or discussed with Geeknet or obtained from public sources, data suppliers and other third parties.

•	We (i) do not assume any responsibility, obligation or liability (whether direct or indirect, in contract or tort or otherwise) for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, any financial projections, other estimates and other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of any financial projections, other estimates and other forward-looking information or the assumptions upon which they are based and (iii) have relied upon the assurances of Geeknet’s senior management that they are unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, other estimates and other forward-looking information) incomplete, inaccurate or misleading.

•	Specifically, with respect to any (i) financial projections, other estimates and other forward-looking information furnished by or discussed with Geeknet, (a) we have been advised by Geeknet’s senior management, and we have assumed, that such financial projections, other estimates and other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Geeknet’s senior management as to the expected future performance of Geeknet and (b) we have assumed that such financial projections, other estimates and other forward-looking information have been reviewed by Geeknet’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion herein and (ii) financial projections, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable. We have been advised by Geeknet’s Board of Directors and senior management, based on their assessments as to the relative likelihood of achieving the future financial results for Geeknet as reflected in the “Case I” and the “Case II” financial projections, to rely for purposes of our analyses and opinion primarily on such “Case I” financial projections.

During the course of our engagement, we were asked by Geeknet’s Board of Directors to solicit indications of interest from various third parties regarding a potential transaction with Geeknet, and we have considered the results of such solicitation in rendering our opinion herein.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Geeknet or the solvency or fair value of Geeknet, nor have we been furnished with any such appraisals. We are not expressing any view or rendering any opinion regarding the tax consequences to Geeknet or its shareholders of the Transaction. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in this letter or our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Geeknet and its advisors with respect to such matters.

The Board of Directors

Geeknet, Inc.

June 1, 2015

In rendering our opinion, we have assumed that, in all respects material to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) Geeknet and GameStop will comply with all terms of the Agreement and (iii) the representations and warranties of Geeknet and GameStop contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transaction will be satisfied without any waiver thereof. We also have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement, without any limitations, restrictions, conditions, amendments or modifications (regulatory, tax-related or otherwise) that would have an adverse effect on Geeknet, GameStop or the Transaction.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the Shares or other securities of Geeknet may trade at any time, including, without limitation, subsequent to the announcement of the Transaction.

We have acted as a financial advisor to Geeknet in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. A portion of our compensation is payable upon delivery of this letter and our opinion and will be credited against the fee payable upon consummation of the Transaction. In addition, Geeknet has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

Except for our engagement by Geeknet in connection with the Transaction, Guggenheim Securities, LLC (“Guggenheim Securities”) has not been engaged to provide investment banking and/or financial advisory services by either Geeknet or GameStop during the past two years. Guggenheim Securities may seek to provide Geeknet and GameStop and their respective affiliates with financial advisory and investment banking services unrelated to the Transaction in the future.

Guggenheim Securities and its affiliates engage in a wide range of financial services activities for our and their own accounts and the accounts of our and their customers, including asset, investment and wealth management; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates may (i) provide such financial services to Geeknet, GameStop, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or its affiliates has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to Geeknet, GameStop, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and our or their directors, officers, employees, consultants and agents may have investments in Geeknet, GameStop, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Geeknet, GameStop, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Transaction that differ from the views of Guggenheim Securities’ investment banking personnel.

The Board of Directors

Geeknet, Inc.

June 1, 2015

It is understood that this letter and our opinion have been provided to Geeknet’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Consideration to be Received. This letter and our opinion are not intended to be used or relied upon for any other purpose or by any other person or entity and may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9.

This letter, our opinion and any materials provided in connection therewith do not constitute a recommendation to Geeknet’s Board of Directors with respect to the Transaction, nor do this letter, our opinion or any materials provided in connection herewith constitute advice or a recommendation to any holder of Shares as to whether to tender any such Shares pursuant to the Offer. This letter and our opinion do not address Geeknet’s underlying business or financial decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Geeknet or the effects of any other transaction in which Geeknet might engage. This letter and our opinion address only the fairness, from a financial point of view, of the Consideration to be Received pursuant to the Agreement. We do not express any view or opinion as to any other term or aspect of the Transaction, the Agreement or any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction or the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any other class of securities, creditors or other constituencies of Geeknet. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Geeknet’s or GameStop’s directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be Received or otherwise.

This letter and our opinion have been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the holders of Shares.

Very truly yours,

GUGGENHEIM SECURITIES, LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders: and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by

§ 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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